OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

08025471

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-33283

REPORT FOR THE PERIOD BEGINNING January 1, 2007 **AND ENDING** December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Wells Fargo Brokerage Services, LLC

Official Use Only

Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

608 Second Avenue South, 10th Floor
(No. and Street)

Minneapolis Minnesota 55479
(City) (State) (Zip Code)

Name and Telephone Number of Person to Contact in Regard to This Report
Joan C. Niedfeldt
612-667-5962
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG
(Name—if individual, state last, first, middle name)

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402
(Address) City State (Zip Code)

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

SEC Mail Processing Section
FEB 27 2008
Washington, DC
103

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Joan C. Niedfeldt, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Brokerage Services, LLC as of December 31, 2007 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires January 31, 2010

[signature]

[signature]
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
___ (c) Statement of Income (Loss).
___ (d) Statement of Cash Flows.
___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
___ (g) Computation of Net Capital.
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
___ (m) A copy of the SIPC Supplemental Report.
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

KPMG

WELLS FARGO BROKERAGE SERVICES, LLC

Statement of Financial Condition

December 31, 2007

[With Independent Auditors' Report Thereon]

WELLS FARGO BROKERAGE SERVICES, LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Brokerage Services, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Brokerage Services, LLC (the Company), a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Brokerage Services, LLC as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 22, 2008

WELLS FARGO BROKERAGE SERVICES, LLC

Statement of Financial Condition

December 31, 2007

(In thousands)

Assets

Cash and cash equivalents (note 2)	$	7,441
Cash and securities required to be segregated under federal or other regulations, at market value (note 3)		41,855
Deposits with clearing organizations		22,915
Receivable from:		
Brokers, dealers and clearing organizations (note 4)		310,681
Customers (note 5)		303,998
Securities owned:		
Marketable, at fair value, including $338,830 of securities pledged (notes 6 and 7)		475,259
Not readily marketable, at fair value (note 6)		7,210
Securities purchased under agreements to resell (note 7)		421,875
Securities borrowed (note 8)		3,716
Due from affiliates, net		68
Accrued interest receivable		2,662
Fixed assets, net of accumulated depreciation of $4,587		373
Other assets		1,006
Total assets	$	1,599,059

Liabilities and Member's Equity

Liabilities:		
Short-term borrowings from affiliates (note 8)	$	77,182
Payable to:		
Brokers, dealers and clearing organizations (note 4)		299,451
Customers, including free credit balances of $12,043 (note 5)		108,033
Securities sold, not yet purchased, at market value (note 6)		263,053
Securities sold under agreements to repurchase (note 7)		650,692
Accrued compensation and related benefits		9,163
Other liabilities and accrued expenses		4,649
Total liabilities		1,412,223
Commitments and contingencies (note 9)		
Subordinated borrowings (note 8)		50,000
Member's equity		136,836
Total liabilities and member's equity	$	1,599,059

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Brokerage Services, LLC (WFBS) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIG) whose ultimate parent is Wells Fargo & Company (WFC). WFBS' primary activities are institutional securities brokerage, fixed income trading and underwriting. WFBS is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer and has branch offices located primarily in the central and western regions of the United States. WFBS clears transactions for an affiliated broker dealer, Wells Fargo Institutional Securities, LLC (WFIS).

(2) Summary of Significant Accounting Policies

(a) Cash and cash equivalents

Cash and cash equivalents include cash in banks and money market investments. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of WFBS.

(b) Fair Value of Financial Instruments

WFBS' securities owned and securities sold, not yet purchased are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In connection with WFBS' adoption of Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS 157), WFBS categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition into a fair value hierarchy as defined by SFAS 157. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 12 for further information about the fair value hierarchy and WFBS' assets and liabilities that are accounted for at fair value.

(c) Receivable From and Payable to Brokers/Dealers

Amounts receivable from and payable to brokers/dealers consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition. Receivables from and payable to brokers/dealers are recorded on a trade-date basis.

(d) Receivable From and Payable to Customers

Amounts receivable from and payable to customers arise from normal securities transactions. Securities owned by customers and held in safekeeping are not reflected in the statement of financial condition. Receivables from and payable to customers are recorded on a trade-date basis.

(e) Securities Under Agreement to Resell and Repurchase

Resale and repurchase agreements are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest. WFBS monitors the contract amounts of resale and repurchase agreements on a daily basis, with additional collateral obtained or refunded as necessary.

(f) ***Securities Lending Activities***

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require WFBS to deposit cash, letters of credit, or other collateral with the lender. WFBS monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

(g) ***Fixed Assets***

Furniture and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(h) ***Income Taxes***

WFBS is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFBS' operations are included in the income tax returns of its parent. WFBS does not pay income taxes to its parent WFIG, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFBS has many attributes of a pass-through entity and income taxes are not presented in its statement of financial condition. In addition, WFBS adopted FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FIN 48) and due to the lack of a tax sharing agreement, provisions associated with uncertain tax positions are not applicable.

(i) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

(3) Cash and Securities Required to be Segregated Under Federal or Other Regulations

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2007, cash and market value of securities required to be segregated under federal or other regulations reflects approximately $35.6 million that was segregated for the exclusive benefit of customers and $6.3 million for the proprietary accounts of introducing brokers (PAIB). WFBS transferred approximately $3 million to a special reserve account for the exclusive benefit of customers on January 2, 2008, pursuant to the December 31, 2007, customer reserve calculation.

(Continued)

(4) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivables:		
Securities failed to deliver	$	3,554
Securities failed to deliver with clearing organizations		9,184
Unsettled trades & other receivables (including $22,785 from affiliated broker)		297,943
	$	310,681
Payables:		
Securities failed to receive (including $200 to affiliated broker)	$	6,509
Securities failed to receive with clearing organizations		12
Payable to affiliated broker (WFIS) as correspondent, net		1,208
Unsettled trades & other payables (including $12,978 to affiliated broker)		291,722
	$	299,451

(5) Receivable from and Payable to Customers

Amounts receivable from and payable to customers consist of the following (in thousands):

Receivables:		
Customers failed to deliver	$	7,169
Unsettled trades & other receivables		296,829
	$	303,998
Payables:		
Customers failed to receive	$	27,968
Unsettled trades & other payables		80,065
	$	108,033

(Continued)

(6) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased consist of trading securities at fair values as follows (in thousands):

		Owned	Sold, not yet purchased
U.S. Government and government agency obligations	$	192,460	259,244
Commercial paper and certificates of deposit		7,385	95
Collateralized mortgage obligations		174,725	—
State and municipal obligations		71,827	100
Corporate bonds, debentures and notes		28,862	3,614
	$	475,259	263,053

Securities not readily marketable (per SEC Rule 15c3-1) include trading securities at fair values consisting of the following (in thousands):

		Owned
State and municipal obligations	$	7,010
Corporate bonds, debentures, and notes		200
	$	7,210

Securities sold, not yet purchased represent obligations of WFBS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFBS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(7) Securities Sold Under Agreements to Resell and Repurchase

Resale and repurchase agreements are collateralized primarily with U.S. Government or government agency securities. Such agreements provide WFBS with the right to maintain the relationship between the market value of the collateral and the receivable or payable. WFBS generally takes physical possession of the collateral underlying resale agreements.

WFBS' risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFBS' risk with regard to repurchase agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable. WFBS monitors the contract amounts of resale and repurchase agreements on a daily basis, with additional collateral obtained or refunded as necessary.

At December 31, 2007, the market value of collateral held for resale agreements and the market value of securities pledged for repurchase agreements approximated the amounts due.

At December 31, 2007, WFBS has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of approximately $429.7 million. Of this amount, $339.8 million has been repledged. At December 31, 2007, WFBS has pledged collateral of approximately $663.7 million under repurchase agreements that counterparties are permitted by contract or custom to sell or repledge. This amount, less that repledged under resale agreements, is included in securities owned on the statement of financial condition.

(8) Related Party Transactions

In the ordinary course of business, WFBS enters into material transactions with other affiliates of WFC.

Short-term borrowings from affiliates represent borrowings from Wells Fargo Bank, N.A. (the Bank) and WFC, which are primarily used to finance WFBS' trading activities. Short-term borrowings from the Bank are collateralized by trading securities and short-term borrowings from WFC are unsecured. WFBS pays interest on these borrowings at interest rates approximating commercial lending rates. At December 31, 2007, WFBS has pledged approximately $14.8 million in municipal securities collateral under a $12.4 million short-term borrowing with the Bank. At December 31, 2007, WFBS has short-term borrowings outstanding with WFC and the Bank of approximately $64.8 million and $12.4 million, respectively.

Effective December 30, 2002, WFBS entered into a $50 million subordinated loan agreement with WFIG. The agreement was renewed in 2004 and 2007 and it expires on January 31, 2012. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR rate plus 0.70%. The loan has been approved by the FINRA for inclusion in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. Outstanding amounts with maturities within one year are not available for inclusion in computing net capital.

WFBS' securities borrowed activities are conducted with an affiliate, Wells Fargo Investments, LLC (WFI). At December 31, 2007, WFBS had securities borrowed with WFI of approximately $3.7 million.

(9) Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFBS which, in the opinion of management, will be resolved with no material impact on WFBS' financial position.

(10) Net Capital Requirements

WFBS is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFBS has elected to compute net capital under the alternative provisions of the Rule, which require WFBS to maintain net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2007, WFBS' net capital was approximately $161.3 million, which was 2649% of aggregate debit items and which exceeded the minimum net capital requirement of $250 thousand by $161.1 million.

(Continued)

(11) Employee Benefits

WFBS participates in certain employee benefit plans sponsored by WFC. The costs associated with WFBS employees are allocated to WFBS.

WFBS' employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.

WFBS also participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The projected benefit obligations and fair value of plan assets relating to only WFBS' employees are not available.

Certain WFBS employees participate in various WFC stock-based employee compensation plans, which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plan) of the stock at the date of grant and a term of no more than 10 years.

(12) Fair Value of Assets and Liabilities

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. WFC and WFBS adopted this statement on January 1, 2007.

Securities owned and securities sold, not yet purchased as well as money market fund investments are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value future of cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Fair values for over-the-counter derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps and options. WFBS does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), as all financial instruments are marked to market. Therefore, the disclosures

required in paragraphs 44 and 45 of SFAS 133 are generally not applicable with respect to these financial instruments.

Fair values of swaps and options contracts are recorded in Other Assets and Other Liabilities.

In accordance with SFAS 157, WFBS groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect WFBS' own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Level 1 securities include those traded on the active exchange, such as the New York Stock Exchange, as well as U.S. Treasury, other government and agency mortgage-backed securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include collateralized mortgage obligations, municipal bonds and corporate debt securities. Securities classified within Level 3 are primarily proprietary municipal leases not recently traded and an auction rate security not currently traded.

Derivatives are measured at fair value using internally developed models that use primarily market observable inputs, and are accordingly classified as Level 2. Examples of Level 2 derivatives are basic interest rate swaps and forward contracts. Any remaining derivative fair value measurements using significant assumptions that are unobservable are classified as Level 3. Level 3 derivatives include a variable rate note with an embedded put, whereby the investor has the quarterly right to put back the note to WFBS.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2007, are as follows (in thousands):

Description		Total	Level 1	Level 2	Level 3
Securities owned	$	482,469	367,191	113,650	1,628
Cash and cash equivalents*		5,648	5,648	—	—
Derivatives (recorded in other assets)		70	—	70	—
Total assets	$	488,187	372,839	113,720	1,628
Securities sold, not yet purchased	$	263,053	259,244	3,809	—
Derivatives (recorded in other liabilities)		17	—	—	17
Total liabilities	$	263,070	259,244	3,809	17

*Represents money market fund investments.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows (in thousands):

Level 3 Assets and Liabilities		Assets Securities Owned	Liabilities Derivatives
Beginning balance at January 1, 2007	$	164	17
Total gains or losses (realized/unrealized)		—	—
Purchases, sales, issuances, and settlements (net)		1,464	—
Transfer in and/or out of Level 3		—	—
Ending balance at December 31, 2007	$	1,628	17
Net unrealized gains (losses) included in net income for the period relating to assets and liabilities held at December 31, 2007	$	— (1)	24

(1) The municipal securities in Level 3 include proprietary municipal leases and an auction rate security not currently traded. Both are purchased and carried at par.

(13) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, WFBS' customer and correspondent clearance activities obligate WFBS to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to WFBS. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, WFBS may incur losses. WFBS has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

WFBS seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WFBS monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned plus accrued interest, before the collateral could be sold.

As a broker/dealer in securities, substantial portions of WFBS' transactions are collateralized. WFBS' exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets that may impair customers' or counterparties' ability to satisfy their obligations to WFBS. WFBS does not believe it has any significant concentrations of credit risk.

In the normal course of business, WFBS enters into underwriting commitments. Transactions relating to such underwriting commitments, that were open at December 31, 2007, have subsequently settled and had no material effect on WFBS' statement of financial condition for the year ended December 31, 2007.

WFBS enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include delayed deliveries, mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), interest rate swaps and options. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

As of December 31, 2007, WFBS had entered into various agreements with the Bank and an unaffiliated entity, whereby WFBS 1) has the implied performance guarantee under certain interest rate swap transactions upon default of the Bank's or the unaffiliated entity's respective counterparty, or 2) provides a put option to the Bank on certain bonds in the event the issuer defaults on its maturity payment. These agreements have maturity dates ranging from 2008 to 2026, are typically not collateralized, and do not contain recourse provisions. At December 31, 2007, the maximum potential amount of future payments WFBS could be required to make under these guarantees is approximately $253 thousand. The fair value of the guarantees at December 31, 2007, was $22.5 thousand.

END